

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2020

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
5005 Shen Jiang Road, Pudong New Area
Shanghai 200120
People's Republic of China

Re: Qutoutiao Inc.
Form 20-F for the Fiscal Year Ended December 31, 2019
File No. 001-38644

Dear Mr. Tan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1. Please clarify how changes in your installed users, MAUs, DAUs and average time spent per DAU correlate with the significant growth in your advertising and marketing revenues. In this respect, provide us with a quantitative and qualitative analysis of how changes in your revenues each quarterly period correlate with changes in your operating metrics. In addition, please clarify whether the installed users are active users or are cumulative users over time. Revise your disclosures accordingly.

A. Operating Results
Results of Operations, page 93

2.   Please explain why you no longer disclose the number of advertising clicks on your platform and revenue per click for each period presented, which were metrics disclosed in prior filings, including your Form 20-F filed April 11, 2019. Price and volume disclosures such as the number of advertising clicks on your platform and revenue per click including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

B. Liquidity and Capital Resources, page 98

3.   We note from your risk factor disclosures on page 10 that your ability to continue as a going concern is dependent on management's ability to successfully execute your business plans, which includes adjusting the pace of your operation expansion and controlling operating cost and expenses to reduce the cash used in operating cash flows. Please describe management's plans in greater detail and how those plans alleviate substantial doubt as to your ability to continue as a going concern. Address any additional information about relevant events or conditions and management's plans that have become available in subsequent interim periods. We refer to ASC 205-40-50-(12 through 14).

Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

4.   We note from your disclosures on page F-39 that "Customer F-advertising and marketing customer (related party)" represents 28% of your accounts receivable balance as of December 31, 2019. We further note that you separately present amounts due from related parties in connection with a service fee of RMB473.2 million charged to related parties for advertising and marketing services provided to companies under the common control of the founder, to help promote these companies' online applications, which were developed in late 2018. Describe in greater detail the nature, terms and manner of settlement for these related party transactions. Explain whether there is a concentration risk associated with the amounts due from related parties. Tell us whether these related party transactions were consummated on terms that are equivalent to those that prevail in arm's length transactions and if so, how such representations can be substantiated. We refer you to ASC 850-10-50. In addition, tell us your consideration of separately disclosing the accounts receivable due from Customer F on the face of your consolidated balance sheets. We refer you to Rule 5-02(3)(a)(2) of Regulation S-X.

5.   In your discussions of revenue in MD&A and your earnings releases, you should separately discuss and analyze revenues recognized from Related Parties.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Technology